Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Parvus Capital Corporation
5000 Eldorado Pkwy, Suite 150-440
Frisco, TX 75033
https://terrabiotics.com/

Up to $250,000.00 in Common Stock at $10.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Parvus Capital Corporation
Address: 5000 Eldorado Pkwy, Suite 150-440, Frisco, TX 75033
State of Incorporation: TX
Date Incorporated: April 16, 2019

Terms:

Equity

Offering Minimum: $10,000.00 | 1,000 shares of Common Stock
Offering Maximum: $250,000.00 | 25,000 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $10.00
Minimum Investment Amount (per investor): $200.00

Maximum number of shares offered subject to adjustment for bonus shares. See bonus info below.

COVID Disclosure Language

COVID Relief

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the SEC's temporary COVID-19 regulatory relief set out in Regulation Crowdfunding §227.201(z).

Offering Maximum

In reliance on this relief, financial information certified by the principal executive officer of the issuer has been provided instead of financial statements reviewed by a public accountant that is independent of the issuer, in setting the offering maximum of $250,000.

Expedited closing sooner than 21 days

Further, in reliance on Regulation Crowdfunding §227.303(g)(2) A funding portal that is an intermediary in a transaction involving the offer or sale of securities initiated between May 4, 2020, and February 28, 2021, in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that is conducting an offering on an expedited basis due to circumstances relating to COVID-19 shall not be required to comply with the requirement in paragraph (e)(3)(i) of this section that a funding portal not direct a transmission of funds earlier than 21 days after the date on which the intermediary makes publicly available on its platform the information required to be provided by the issuer under §§227.201 and 227.203(a).

Voting Proxy

Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives

Time-Based:

Friends and Family Early Birds

Invest within the first 48 hours and receive an additional 20% bonus shares.

Super Early Bird Bonus

Invest within the first week and receive an additional 15% bonus shares.

Early Bird Bonus

Invest within the first two weeks and receive an additional 10% bonus shares.

Amount-Based:

$200 | 2 Acre Club

Invest $200 and you'll receive a 10% lifetime discount on up to $2,500 purchase per year.

$500 | 50 Acre Club

Invest $500 and you'll receive a 15% lifetime discount on up to $3,500 purchase per year + we'll plant 3 trees in your honor.

$1,000 | 100 Acre Club

Invest $1,000 and you'll receive a 20% lifetime discount on up to $5,000 purchase per year + we'll plant 10 trees in your honor.

$2,500 | 250 Acre Club

Invest $2,500 and you'll receive a 25% lifetime discount on up to $10,000 purchase per year + 5% Bonus Shares + we'll plant 15 trees in your honor.

$5,000 | 500 Acre Club

Invest $5,000 and you'll receive a 30% lifetime discount on up to $15,000 purchase per year + 10% Bonus Shares + we'll plant 20 trees in your honor + Call with the Founder.

$10,000 | 1000 Acre Club

Invest $10,000 and you'll receive a 35% lifetime discount on up to $20,000 purchase per year + 15% Bonus Shares + we'll plant 25 trees in your honor + Annual call with the Founder for 3 years.

*All perks occur when the offering is completed.

The 10% StartEngine Owners' Bonus

Terra Biotics, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $10.00 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $1,000. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

Parvus Capital Corporation (dba Terra Biotics, Inc.) helps farmers, gardeners, and growers achieve healthier and larger plants that provide better flavor and higher yields. We formulate and blend organic nutrients together with beneficial soil microbes to optimize the soil food web and build a healthy root system for the plant. This allows the plant to thrive and reach its full potential.

The market for organic fertilizer is large and growing quickly. Our products are proven to work well and have been used on hundreds of farms across the country with great reviews and ongoing orders.

Our company has an experienced leadership team that has grown multiple businesses in the past and is prepared to profitably grow Terra Biotics, Inc. over the next several years in the midst of this high growth industry.

In 2019, Parvus Capital acquired IP assets related to the formulating, manufacturing, and sale of soil amendments, treatments, nutrients, and fertilizers from Terra Biotics, Inc. Upon the acquisition of the IP assets, Parvus Capital hired the manufacturing staff from Terra Biotics, Inc. in order to maintain continuity and knowledge of the product.

We actively manufacture, promote, and sell organic fertilizers. We have over 25 different products, most of which are micronized water-soluble powders that are easy to mix and use on-site. This allows for longer shelf life, lower freight costs, and ease of use.

Terra Biotics has three main routes to market or revenue streams. First is selling directly to farmers and growers at retail markups. The second is through resellers and retail stores. This includes soil consultants, fertilizer application companies, and retail grow supply stores. Our third route to market is to toll manufacture products for other brands when capacity allows. This allows us to increase our capacity utilization of the manufacturing equipment and help cover operating costs.

Competitors and Industry

The organic fertilizer market for North America was estimated at ~$1B in 2019, according to a Mordor Intelligence research report. The total market is growing at 13% a year and segments within are growing at 22% a year.

The market is fragmented, and there are no large dominant players. There are many smaller players competing within their specialty formulation type, crop type, or region. Examples of companies that we compete with include: Fox Farms, Advanced Nutrients, Agro-Thrive, Sustane, and Roots Organics.

Terra Biotics is providing a unique offering that combines macro and micronutrients, trace elements, soil bacteria, mycorrhizae, saprophytic fungi, and a multitude of beneficial microbes that work together with the root system to allow the plant to thrive at a cost-effective price point. Our products are water-soluble powders that are easier to ship and store than water-based products.

Current Stage and Roadmap

Current Stage

Terra Biotics makes a complete line of organic fertilizers that work well and is actively being sold and used on thousands of acres and in greenhouses across the country. We will continue to develop and launch new products periodically based on market needs.

In 2019 we achieved $104.8K in revenue. During the year we spent significant time working with soil biologists, agronomists, growers, and farmers testing the products and confirming the value proposition. We provided samples to many growers across the country. This allowed them to test the products, gain confidence in the performance, and prepare for the 2020 grow season with broader application of our products.

We anticipate that 2020 will be more than double 2019 revenue and exceed $227K. Currently, our focus is on building brand awareness and credibility with growers. We have recruited brand ambassadors to showcase the results from using the products. This is leading to higher brand awareness on social media and increasing direct retail sales.

In 2020, a large hemp seed producer asked us to formulate a cost-effective biofertilizer that could be used in commercial operations and help their crops reach full potential. After developing this product for their use we launched it to the public as well in the 3rd quarter of this year. The product is called Ultra-Bio Boost, and we believe that it is positioned well to compete in the marketplace with higher biological concentrations as well as a higher number of strains included for a better price point.

We have also developed a potting soil to complement the organic fertilizer product line. This potting soil has been tested, and we anticipate a launch of the product in early 2021.

Roadmap

Our next step will be to hire an outgoing sales & marketing team to accelerate the efforts in brand building, developing a large retail footprint, and to drive face to face interactions with growers in high growth regions.

In 2021, we anticipate hiring two additional sales team members. They will have the responsibility to visit farms and growers directly but also to work with retailers that are local to the growers and convince them to stock the products. Key areas of focus will be Oklahoma, Texas, Arkansas, and Missouri. We will follow up with additional sales focus in other areas of growth.

Growth will be focused on expanding direct sales to growers and expanding our retail sales footprint. Our goal is to add two to four new retail customers in 2021 and five to six new retailers in 2022. The sales team will have a 600% growth target in direct to grower sales for the 2021 year to increase sales to $300k in this customer segment.

The Team

Officers and Directors

Name: Jared Elliott

Jared Elliott's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** President
  Dates of Service: April 16, 2019 - Present
  Responsibilities: Lead and guide the company, determine the strategic direction of the company. In 2021 anticipated salary will be $15,000/month with the potential for a bonus based on performance of the company

- **Position:** Director
  Dates of Service: April 16, 2019 - Present
  Responsibilities: Management of the company as defined in the company Bylaws. Currently directors do not receive any salary.

- **Position:** Treasurer
  Dates of Service: April 16, 2019 - Present
  Responsibilities: Oversee financial and reporting requirements of the company. Currently no remuneration for this role.

- **Position:** Secretary
  Dates of Service: April 16, 2019 - Present
  Responsibilities: Record shareholder and board of director meetings as required. No remuneration at this time.

Other business experience in the past three years:

- **Employer:** Bestolife Corporation
  Title: President
  Dates of Service: August 01, 2014 - November 15, 2018
  Responsibilities: Lead and guide the strategic direction of the company. Base salary of $300,000/year with annual bonus of up to 100% match of salary.

Other business experience in the past three years:

- **Employer:** Parvus Group, LLC
  Title: Managing Director
  Dates of Service: December 14, 2018 - April 01, 2020
  Responsibilities: Search for companies to acquire. Sole member LLC set up for the purpose of acquiring a company. Parvus Group has been dissolved.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking).

Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the organic fertilizer industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering Common Stock in the amount of up to $250,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds" or reevaluate the business plan.

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Some of our products are still in prototype phase and might never be operational products

It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties

We are currently in the research and development stage and have only manufactured product samples for testing of our future Potting & Living Soils product line. Delays or cost overruns in the development of our Potting & Living Soils and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights

The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

The organic fertilizer and biofertilizer markets have strong competition from many different players. While the market is growing at a fast pace many factors could influence the company growth rate. Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

Terra Biotics, Inc was formed on April 16, 2019. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Terra Biotics, Inc has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and limited revenue. If you are investing in this company, it's because you think that organic farming and growing is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Raw Material Supply

We buy raw materials that are certified organic from many different suppliers and then combine those raw materials into formulations with desired attributes and properties. While there are many different raw material sources, if key raw material sources were to lose their organic certification or become unavailable this might impact business operations while we find and test alternative sources of supply. This could have a financial impact on the operations of the company.

Market Conditions

While the demand for organic fertilizers and biofertilizers is large and is growing at a fast rate there are several factors that influence the short term market conditions. Examples of such risks include natural disasters such as storms and flooding that stop farm operations. Other examples include trade tariffs that reduce the export demand for agricultural products such as soybeans, corn and wheat. These types of risks impact the demand for fertilizers and the pricing of said fertilizers and could impact the revenue and profitability of the company.

Seasonality of demand

The demand for agricultural products and specifically products such as fertilizer have variability in demand due to the seasonality of planting and growing crops. Spring and summer have a high demand for products while fall and winter often have lower demand levels for our products. This seasonality is important in planning to operate efficiently and cost effectively. If the company were to miss the high demand season this can adversely effect annual sales.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Parvus Capital Corporation 401k Plan F/B/O Jared David Elliott	777,309	Common Stock	96.07
Jared Elliott	31,818	Common Stock	3.93

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 25,000 of Common Stock.

Common Stock

The amount of security authorized is 1,000,000 with a total of 809,127 outstanding.

Voting Rights

1 vote per share

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the

Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $127,215.00
  Number of Securities Sold: 12,715
  Use of proceeds: To acquire the product formulations, equipment, IP, processes, know how, raw materials, and equipment
  Date: May 03, 2019
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

The following discussion is based on our unaudited operating data and is subject to change once we complete our 2020 fiscal year and our accountant prepares our consolidated financial statements.

The company started in April of 2019 and acquired the product formulations, equipment, processes, know how, and IP in May of 2019. 2019 sales were mainly to wholesale or reseller accounts.

In 2020 the company has grown with repeat sales to existing customers, some sales from toll production, and expanded sales to retail customers. Significant effort was put into building brand awareness and working with brand ambassadors to increase brand credibility through sharing results of their experiences with the products.

Revenue

2019 was a good year for revenues with a total of $104,817. Sales were mainly to existing repeat customers that buy wholesale or as a reseller to row crop farms across the upper midwest and other states across the country.

2020 is seeing an increase in retail sales sold online direct to growers with revenue surpassing $48k for the year. Online retail sales is a way for the company to gain higher margin sales and flatten out the seasonality of the sales to larger farm operations through the wholesale sales. 2020 YTD revenue is $227k as of Dec 18, 2020.

Cost of Goods Sold

Cost of sales includes cost of the raw materials, shipping costs to the customer and manufacturing labor costs. Capacity utilization is low with current staffing and sales levels and COGS was 49.9% of revenue in 2019. In 2019 we used existing raw materials which improved our cost basis. In 2020 we have started replenishing raw materials, provided many free samples to potential customers, and current YTD COGS are running at 57.6% of revenue. As sales revenue increase going forward, there will be a positive impact with economies of scale that indicate a COGS percentage of approximately 40% of revenue.

Gross Margins

Gross margins in 2019 were $52,509 which was 50% of revenue. In 2020 the increase in COGS was partially offset with the increase in retail sales with YTD margins of 42.3% as of Dec 18, 2020.

Expenses

Total operating expenses in 2019 were $66,651 which was 63.6% of revenue. We expect 2020 operating expenses to be approximately $140,000. We expect that $42,133 of this increase will be from payments towards short term liabilities and the remaining from increases in marketing activities used to build brand awareness, attend trade shows and find new customers and due to costs related to operating for a full 12 months in 2020.

Historical results and cash flows:

In 2019 and 2020 the company spent money on setting the company up, upgrading the branding, building a website, marketing expenses and other start up expenses. Additionally, the company has significant capacity available in its manufacturing area and the so COGS and OPEX as a percent of revenue are not yet optimized.

As sales increase, capacity utilization will improve and operating expenses will be allocated over higher revenues thus improving both COGS and Operating Expenses on a percentage of revenue basis. Spend on marketing will become more effective as brand credibility and awareness increases.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

The company currently has approximately $89,000 inventory of raw materials and approximately $82,000 in finished goods, $17,500 in cash on hand plus accounts receivable and ongoing incoming orders. As of December 18, 2020, the company has approximately $3,730 in outstanding shareholder loans outstanding.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds raised in this campaign will allow the company to accelerate the sales and marketing efforts and the overall growth plan of the company. The funds will allow the company to hire a dedicated professional sales team that will help achieve higher sales, additional marketing funds and working capital to support the increase in sales.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds from this campaign will increase the probability of success of the company's growth plan at a faster rate than without the investments.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

We expect the company to be able to continue operating for the next 24 months with current sales and cash generation and burn rate. 18 months of historical sales and operating costs are the basis for this estimate.

How long will you be able to operate the company if you raise your maximum funding goal?

If the company achieves its maximum funding goal this will accelerate our growth plan and allow the company to operate more effectively for the foreseeable future. With current cash generation and burn rate the company expects to be able to operate for the next 48 months.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

The company has the potential but no specific plans to gain a line of credit for working capital and has individuals that have expressed interest in investing in the company.

Indebtedness

- **Creditor:** Jessica Morgan
  Amount Owed: $348,000.00
  Interest Rate: 0.0%
  Maturity Date: July 31, 2025

- **Creditor:** Jared Elliott
  Amount Owed: $3,729.86
  Interest Rate: 2.0%
  Maturity Date: January 31, 2021
  $3,729.86 is the remaining balance of the shareholder loan of $45,863.

Related Party Transactions

Valuation

Pre-Money Valuation: $8,091,270.00

Valuation Details:

Terra Biotics hired an external group experienced in company valuations to conduct the valuation based on the International Accounting Standard Board (IASB) internationally accepted valuation methodologies for arriving at the fair value of a business namely, the Scorecard Method, the Income Approach using Discounted Cash Flows, the Market Approach and by using comparable EV/EBITDA multiples.

The valuation used an average of the Discounted Cash Flows method, which reached a value of $15,963,015 and calculated the EV/EBITDA value using industry normal multiplier of 13.9, which was gathered from the NYU Stern database for Agriculture supplies and fertilizers. The EV/EBITDA value was calculated at $19,272,629. The average of these two values was $17,617,822 and discounted by the Scorecard multiplier of 0.52 to reach a final estimated valuation of $9,161,267. The Company further discounted the valuation to $8,091,270 considering the funds expected to be raised in this Reg CF campaign.

The pre-money valuation has been calculated on a fully diluted basis. The Company does not have preferred stock, outstanding options, warrants, or other securities with a right to acquire shares, or any shares reserved for issuance under a stock plan.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Working Capital*
  96.5%
  The funds would provide working capital to allow the company to build towards its growth goals.

If we raise the over allotment amount of $250,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Company Employment*
  31.5%
  Target customers in high growth regions with highly capable sales staff that have strong industry knowledge, connections and the ability to increase sales

- *Marketing*
  30.0%
  Drive brand awareness, recognition and credibility within target markets. This will help enable the sales staff to effectively increase sales with our proven products.

- *Research & Development*
  15.0%
  Launch our new potting soil that complements the existing product portfolio. Expand and upgrade our organic certifications.

- *Operations*
  10.0%
  As the company grows we will expand on our operations to support the growth

- *Working Capital*
  10.0%
  Working capital is the foundation to be able to support the increase in sales.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation

Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://terrabiotics.com/ (www.terrabiotics.com/financialinfo).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/terra-biotics

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Parvus Capital Corporation

[See attached]



I, Jared Elliott, the President of Parvus Capital Corporation (DBA Terra Biotics, Inc), hereby certify that the financial statements of Parvus Capital Corporation and notes thereto for the periods ending Dec 31, 2019 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

The company filed Federal taxes on a Cash Basis for the year ending on Dec 31, 2019. The amounts reported on our tax returns were total income of $35,680; taxable income of -$24,588 and total tax of $0.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the December 23, 2020.

_____ (Signature)

President
December, 23 2020

Parvus Capital Corporation
Balance Sheet
31-Dec-19

Assets

Total Cash and Bank	$ 19,288	
Accounts Receivable	16,829	
Inventory	184,000	
Prepaid Expenses	42,133	
Equipment	220,000	
Intangible Assets	31,000	
Total Assets		$ 513,249

Liabilitities and Stockholder Equity
Liablities

Accounts Payable	$ 2,700	
Payroll Payable	2,859	
Payroll Tax Payable	824	
Shareholder Loan	45,863	
Note Payable - Terra Biotics Inc	348,000	
Total Liabilities		$ 400,246

Stockholder Equity

Common Stock	127,146	
Total Retained Earnings	(14,143)	
Total Equity		113,003
Total Liabilities and Stockholders Equity		$ 513,249

See accountant's compilation report.

Parvus Capital Corporation
Income Statement
For the Year Ended December 31, 2019

Income			
Interest Income	$	37	
Sales		104,780	
Total Income			$ 104,817
Cost of Goods Sold			
Cost of Goods Sold		52,309	
Total Cost of Goods Sold			52,309
Gross Profit			52,509
Operating Expenses			
Advertising & Promotion		2,180	
Bank Service Charges		65	
Merchant Account Fees		304	
Mileage Expenses		201	
Office Supplies		178	
Payroll – Employee Benefits		17,270	
Payroll – Employer's Share of Benefits		2,136	
Payroll – Salary & Wages		24,259	
Professional Fees		109	
Rent Expense		18,900	
Utilities		950	
Insurance		100	
Total Operating Expenses			66,651
Net Profit			$ (14,143)

See accountant's compilation report.

Parvus Capital Corporation
Statement of Changes of in Equity
For the year ended December 31, 2019

Beginning Equity		$ -
Common Stock	127,146	
Net Income	(14,143)	
Ending Equity		$ 113,003

See accountant's compiltaion report.

Parvus Capital Corporation
Cash Flow Statement
For the Year Ended December 31, 2019

Beginning Cash		$ -
Operating Activities		
Net Income	$ (14,143)	
Change in Inventory	(184,000)	
Change in Prepaid Expenses	(42,133)	
Change in Accounts Payable	6,383	
Change in Account Receivable	(16,829)	
Total Operating Activities		(250,722)
Investing Activities		
Purchase - Terra Biotics	(251,000)	
Total Investing Activities		(251,000)
Financing Activities		
Note Payable - Acquisition	348,000	
Shareholder Loans	45,863	
Common Stock Purchase	127,146	
Total Financing Activities		521,009
Net Cash Change		19,287
Balance		$ 19,287
		=========

See accountant's compilation report.

Parvus Capital Corporation
NOTES TO FINANCIAL STATEMENT

December 31, 2019

Basis of Accounting:
The accompanying Balance Sheet, Income Statement, Statement of Changes in Equity and Statement of Cash flows are presented on an accrual basis of accounting.

Parvus Capital Corporation purchased Terra Biotics Inc on May 3, 2019. They purchased the fixed assets as well as the name, formulations and trademarks. Inventory was also part of the original purchase.

Fixed Assets:
Parvus Capital is in the beginning stages of operation and will begin depreciating the fixed assets January 1, 2020. They will also begin amortization at that time.

Prepaid Expenses:
There were expenses that included supplies and prepaid rent that will be deducted in 2020.

Accounts Receivable:
The accounts receivable is reported net of accounts that are unpaid as of the date of reporting.

Inventory:
The inventory is reported at cost.

Shareholder Loan:
The shareholder loan is owed to Jared Elliott. It is incurring interest at 2%. No payments have been made.

Notes Payable:
The note to Terra Biotics Inc is acquisition debt. Payments will begin in July, 2020 at $3,000 per month. They increase annually by $1,000 per month. There is a clause for original price adjustment that is being negotiated at this time. There is no interest on the note.

2020	$36,000
2021	$48,000
2022	$60,000
2023	$60,000
2024	$72,000
2025	$72,000

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]



This offering is not live or open to the public at this moment.

Terra Biotics, Inc.

Organic Plant Nutrients

$0.00 raised ⓘ

0 Investors	**$8.09M** Valuation
$10.00 Price per Share	**$200.00** Min. Investment
Common Shares Offered	**Equity** Offering Type
$250K Offering Max	**Reg CF** Offering

INVEST NOW

⚡ This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

⊘ Website   📍 Frisco, TX   HEALTH TECH   AGRICULTURE

Terra Biotics is a soil regeneration and organic fertilization system that helps farmers grow bigger, healthier crops and get more yield. Selling products since 2003, this company has a base of committed customers within the $952.7M organic fertilizer market. Terra Biotics has increased their revenue by over 210% from 2019 to 2020 so far.

Overview   Team   Terms   Updates   Comments   ♡ Follow

Reasons to Invest

- Increasing sales: Terra Biotics generated $104.8K in revenue in 2019 and this year they have generated over $227K so far. Terra Biotics has an experienced leadership team with a history of growing multiple businesses and are prepared to continue this trajectory upward.

- Branding and marketing efforts: Since January, Terra Biotics' online and Instagram presence has been responsible for approximately $50K in sales, with their social media page generating more inquiries every day.

- Growing market: The organic fertilizer market is growing at a rate of 13.3% a

year, reaching $2.08B in 2025.

Time tested and field proven, Terra Biotics is eager to expand

Terra Biotics products work with plants' natural ecosystems and processes to create a robust underground soil food web in which plants are able to reach their highest heights. With over $227K in 2020 revenue, we've already impressed many growers with our holistic, cost-effective system.

In a $952.7M organic fertilizer market, our products get results—without wreaking havoc on the environment in the process.


Organically Bring Soil
Back To Full Fertility

$227K	**$952.7M**
Terra Biotics 2020 Revenue	2019 Organic Fertilizer Market

(Source)

THE PROBLEM

Chemical fertilizers: Bad for farmers, worse for the environment

In modern-day agriculture, the savvy farmer knows crops don't thrive all on their own. The right fertilizer helps crops withstand drought, disease, pests and more.

Yet the use of chemical fertilizers to boost yield has outlived its logic. Even when applied properly, large portions of these products fail to absorb into the soil and instead are simply washed away, polluting the surrounding environment. The product that does absorb kills the natural, life-giving biome present in healthy soil and replaces it with a short-lived burst of energy that doesn't provide the comprehensive nutrient offering plants need to reach their fullest potential.





Chemical fertilizers pollute the environment
and kill the natural, life-giving biome
present in healthy soil





THE SOLUTION

Restoring the integrity of the soil by working with nature rather than against it

Terra Biotics is a system that combines organic fertilizer with beneficial soil microbes and works in harmony with the plant to create a healthy soil food web, break down nutrients into forms the plant can readily absorb, and attach with the root system for larger root reach and more effective nutrient capture.





Terra Biotics gives the full offering of everything plants need to grow healthy and strong







K
P
N

MACRO-NUTRIENTS | **MICRO-NUTRIENTS** | **SOIL BIOLOGICALS**




Combines organic fertilizer with beneficial soil microbes to help:

🍃 plants expand their root zone

🍃 introduce microbes to break down nutrients into a form plants can absorb

🍃 protect plants from pathogens, disease, pests

Our vision is to help farmers grow bigger, healthier organic crops with higher yields and better flavor. We help them create premium products that they can charge a premium for.



Revitalize Your Soil For Best Growth!

THE MARKET

A growing desire to treat soil with respect

The organic fertilizer market for North America was $952.7M in 2019 and is

estimated at $2.08B in 2025. The total market is growing at 13.3% a year, with certain segments growing more quickly at 22% a year.



N.A. ORGANIC FERTILIZER MARKET
$2.08B
13.3% CAGR
$952.7M
2019
2025

(Source)

In the U.S., the Oklahoma region has the fastest-growing demand for products that provide organic nutrients. Being headquartered in New Mexico, Terra Biotics is conveniently located to supply this area.



N.A. ORGANIC FERTILIZER MARKET
NUMBER OF ORGANIC FARMS, 2016
545
556
575
677
732
803
1059
1276
MN
VT
OH
WA
IA
PA
NY
WI

(Source)

OUR TRACTION

A history of making our customers happy

A history of making our customers happy —and a plan to get even more people on board with Terra Biotics

Terra Biotics was developed by its original owner in 2003 and had built up a devoted customer base even before we purchased it in 2019. This year, we supplied the very first USDA-certified organic hemp greenhouse in Texas, as well as one of the largest hemp seed production sites in the country. This greenhouse was then awarded the winner of the 2020 Taste of Texas Hemp Cup.





Our Customer, Garcia Bros Organics

TASTE OF TEXAS HEMP CUP 2020 WINNER

Since acquiring the assets in 2019, our 2019 revenue was $104.8K, and we have increased this by ~216.9% in 2020 so far. We have farmers who patch tested our products in 2020 and we believe they will be comfortable with converting their full farms to Terra Biotics in 2021.

TERRA BIOTICS REVENUE




$227K
~216.9%
growth
$104.8K
2019
2020





CHECK US OUT IN

The Chronicle Journal

Daily Herald

The Morning Herald

StarTribune

WRAL.com

2KUTV

azcentral.

PART OF THE USA TODAY NETWORK

WHAT WE DO

Providing a whole system from the ground up

We buy carefully selected raw materials and then grind them to 150 microns or smaller. These materials are blended into various formulations, each designed for a different stage of growth. Our formulas are kept in dry form for easier shipping and storage.


Soil Prep / Root Stage



When we receive online orders, we typically ship them within 24-48 hours using our existing stock. For larger wholesale orders, the manufacturing team prepares new products for shipment in 3-4 days.



24-48 Hours	3-4 Days

In addition to selling uniquely beneficial formulas, we also often work directly with the farm to develop a feeding plan based on their crop, soil, etc.



Develop A Personalized Feeding Program

Farms

Flower Gardens

General Purpose

Fruits/ Berries

Hemp/ Cannabis

Home Gardening

Hydroponics/ Vertical

Yard/ Landscaping







THE BUSINESS MODEL

Many routes to an eager market



3
SOURCES OF REVENUE
CONSULTANTS
+
RESELLERS
+
WHOLESALE
FARMERS
+
GROWERS
TOLL PRODUCTION









Sales to soil consultants, resellers, wholesale. Historically, these have been Terra Biotics' main routes to market and have resulted in a dedicated customer base.

Direct sales to farmers and growers. We use our Instagram accounts to repost

Direct sales to farmers and growers. We use our Instagram accounts to repost our customers' experiences using Terra Biotics. This new social media presence has resulted in many inquiries from interested customers and is responsible for at least $50K in orders this year. We also believe this brand building will create a significant impact on demand from retail establishments and provide a higher-margin sales opportunity.

Toll production for other brands. Toll production allows us to run manufacturing when we have extra capacity and gain profitability on otherwise idle equipment.

HOW WE ARE DIFFERENT

Competing in a fragmented market with piecemeal products

Many fertilizer companies compete within a specialty formulation type, crop type or region. Some organic fertilizer companies sell products that are meant to be direct replacements for their chemical counterparts and provide only macronutrients. Other companies solely make biofertilizers using materials such as soil bacteria, mycorrhizae, fungi, other microbes, etc.



COMPETITORS OFFER PARTIAL SOLUTIONS WITH LESS THAN OPTIMIZED RESULTS

Macro-nutrients

Micro-nutrients

Soil Biologicals

TERRA BIOTICS COMBINES ALL OF THESE

TO PROVIDE A FULL SOLUTION

Terra Biotics does it all. We aren't limited to just one factor within the growth ecosystem. We sell a complete system that provides the micronutrients, the macronutrients, the trace elements, and the biological elements that help soil do its thing.



High Growth

Maximize / Finishing

Bloom / Flowering

Kelp Plus

Super Calcium

Super Phosphorous

Compost Tea

Soil Preparation / Seedling

Ultra Humate



"My Roots At The Grow Grew About One Inch When I Looked Today!
Just A Small Mix Of The Product And The Clones Love It..."
Kevin -Oklahoma

*This testimonial may not be representative of the experience of other customers and is not a guarantee of future performance or success.

THE VISION

Concentrating on rapidly growing segments of the market

As we continue to market the Terra Biotics brand and grow our presence both on- and offline, we plan to focus on specific regions, crops and growers that are expanding quickly in the market.

Focus On Specific Regions, Crops And Growers

OUR LEADERSHIP

Terra Biotics has the both the skills and the know-how needed to succeed

Our team combines robust manufacturing, strategy, and marketing expertise with scientific knowledge, growing experience, and industry advisors.
Terra Biotics President, Jared Elliott, alone has more than 25 years of leadership experience:

- Previously the President of Bestolife
- Jared held Directors roles at Celanese, where he helped billion-dollar businesses develop new products and build new sites around the world
- Led a team of 88 business leaders and strategic marketing members at DuPont
- Launched new products in multiple industries

WHY INVEST

It's time to take growth to the next level

Terra Biotics is reimagining the things fertilizer is able to do when it's allowed to work with nature rather than against it.



We already have many happy repeat customers, and we believe this next phase of growth is coming at just the right time for us to really make an impact on the market.





Company Launch!

Acquired proven product formulas, manufacturing equipment & know-how, raw materials, & IP used since 2003 to focus on the expanding organic farming market



Positive Hemp Field Testing Results

Test plots showed the effectiveness of organic nutrients combined with biofertilizers on plants - 24% larger plants & 61% higher yields showed huge success!



First Texas USDA certified organic hemp greenhouse

Our organic nutrients were used in & helped the very first USDA organic hemp greenhouse get certified in Texas. October was the first harvest



Launched on StartEngine

Now YOU can own a part of our company! Be a part of a solution in a super fast growing market for organic fertilizers and beneficial microbes



Anticipated: Focus on high growth regions

A focused sales & marketing team will spend time working directly with growers and farmers in the highest growth regions of the country to better fill their needs

April/May 2019   **Spring/Summer 2020**   **October 2020**   **December 2020**   **Spring 2021**

August 2019   **August 2020**   **Summer 2020**   **February 2021**



Branding Update

Terra Biotics launched new branding, logo and website to build online awareness and a better customer experience



New Product: Ultra-Bio Boost

One of the country's largest hemp seed producers asked us for a biofertilizer with beneficial bacteria, mycorrhizae, fungi & microbes. Better than



Organic chili pepper farm in Mexico

Happy chili pepper farmer in Mexico adopts Terra Biotics organic nutrients



Anticipated: Launch Potting Soil!

We plan to launch a potting soil to complement our organic nutrient product line. This allows indoor growers

the competition &
more cost effective!

a full product solution
to fulfil the needs of
their roots systems.

In the Press

   

SHOW MORE

Meet Our Team



Jared Elliott

President, Director, Treasurer,
and Secretary

*Jared has over 25 years leadership
experience in strategy, marketing, building
profitable businesses and growth. He earned
an MBA from top tier school.*

*President of Bestolife - Oversaw all functions
and drove strategic direction of the
company. Launched new products,
implemented pricing and profitability tools,
pushed for improved sourcing costs,
improved gross margin and overall
profitability.*

*Director roles in Celanese for $1B businesses
developing new products and building new
sites around the world.*

Director of Strategy & Marketing for $2.6B

business in DuPont with 88 business unit leaders and strategic marketing team members reporting to him.

Led business unit in DuPont, developing and implementing a business plan to grow revenue significantly over 18 months.

Launched hundreds of millions dollars annual sales worth of new products in multiple industries.

Outside of work, Jared is the proud father of four great children, loves exploring foods from around the world and traveling.





Mark Aguilera

Operations Manager

Mark has over 28 years leadership experience in operations, customer relations, shipping and management roles. He has been working with the Terra Biotics team for over a decade.

Mark is the key person who gets things done while placing customer needs at the forefront. He leads our manufacturing, packaging and shipping teams and also has significant customer and certifier interaction.

Offering Summary

Company :	Parvus Capital Corporation
Corporate Address :	5000 Eldorado Pkwy, Suite 150-440, Frisco, TX 75033
Offering Minimum :	$10,000.00
Offering Maximum :	$250,000.00
Minimum Investment Amount (per investor) :	$200.00

(per investor)

Terms

Offering Type : Equity

Security Name : Common Stock

Minimum Number of Shares Offered : 1,000

Maximum Number of Shares Offered : 25,000

Price per Share : $10.00

Pre-Money Valuation : $8,091,270.00

Maximum number of shares offered subject to adjustment for bonus shares. See bonus info below.

COVID Disclosure Language

COVID Relief

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the SEC's temporary COVID-19 regulatory relief set out in Regulation Crowdfunding §227.201(z).

Offering Maximum

In reliance on this relief, financial information certified by the principal executive officer of the issuer has been provided instead of financial statements reviewed by a public accountant that is independent of the issuer, in setting the offering maximum of $250,000.

Expedited closing sooner than 21 days

Further, in reliance on Regulation Crowdfunding §227.303(g)(2) A funding portal that is an intermediary in a transaction involving the offer or sale of securities initiated between May 4, 2020, and February 28, 2021, in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that is conducting an offering on an expedited basis due to circumstances relating to COVID-19 shall not be required to comply with the requirement in paragraph (e)(3)(i) of this section that a funding portal not direct a transmission of funds earlier than 21 days after the date on which the intermediary makes publicly available on its platform the information required to be provided by the issuer under §§227.201 and 227.203(a).

Voting Proxy

Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives

Time-Based:

Friends and Family Early Birds

Invest within the first 48 hours and receive an additional 20% bonus shares.

Super Early Bird Bonus

Invest within the first week and receive an additional 15% bonus shares.

Early Bird Bonus

Invest within the first two weeks and receive an additional 10% bonus shares.

Amount-Based:

$200 | 2 Acre Club

Invest $200 and you'll receive a 10% lifetime discount on up to $2,500 purchase per year.

$500 | 50 Acre Club

Invest $500 and you'll receive a 15% lifetime discount on up to $3,500 purchase per year + we'll plant 3 trees in your honor.

$1,000 | 100 Acre Club

Invest $1,000 and you'll receive a 20% lifetime discount on up to $5,000 purchase per year + we'll plant 10 trees in your honor.

$2,500 | 250 Acre Club

Invest $2,500 and you'll receive a 25% lifetime discount on up to $10,000 purchase per year + 5% Bonus Shares + we'll plant 15 trees in your honor.

$5,000 | 500 Acre Club

Invest $5,000 and you'll receive a 30% lifetime discount on up to $15,000 purchase per year + 10% Bonus Shares + we'll plant 20 trees in your honor + Call with the Founder.

$10,000 | 1000 Acre Club

Invest $10,000 and you'll receive a 35% lifetime discount on up to $20,000 purchase per year + 15% Bonus Shares + we'll plant 25 trees in your honor + Annual call with the Founder for 3 years.

All perks occur when the offering is completed.

The 10% StartEngine Owners' Bonus

Terra Biotics, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $10.00 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $1,000. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Salary payments made to one's self, a friend or relative. Any expense labeled "Travel and Entertainment".

Offering Details

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

We've all seen many using chemicals to grow crops. We believe we have a better solution. We're focusing on the foundation of the plant and what those plants need to thrive - a healthy soil food web and a robust root system.

We make a full meal for the soil and plant with a blend of organic macronutrients and micronutrients combined together with beneficial soil bacteria, fungi, mycorrhizae and other microbes that build healthy soil and work together with the plant's root system to help the plant thrive! Growers get healthier, larger plants that get higher yields and great flavor.

The demand for organic fertilizer is booming with approximately $1B sold in 2019 and demand growing at over 13% a year. People want less chemicals in their foods.

See what growers have to say about the products - they love it <insert three testimonial quotes in graphics>

We've worked with experts - botanists, agronomists, soil biologists, farmers and growers testing and getting feedback on our formulations. We've confirmed the value provided by the products. In 2020 we grew sales by 210% over 2019 and now it is time to go full speed for growth in 2021!

I have grown multiple businesses profitably and have launched products with hundreds of millions of dollars of sales in the past. I'm excited to try and do the same with Terra Biotics.

The 2021 growing season starts soon. Join our team and be a part of this growth story!

END

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

<u>Information Regarding Length of Time of Offering</u>

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
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<u>Hitting The Target Goal Early & Oversubscriptions</u>

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
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target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

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